CONTROLADORA COMERCIAL MEXICANA, S.A. DE C.V. ANNOUNCES CONSUMMATION OF OFFERING OF U.S. $200 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.625% SENIOR NOTES DUE 2015

Mexico City, June 1, 2005- Controladora Comercial Mexicana. (“CCM” or the “Company”; NYSE:MCM; BMV:COMERCI) today announced that it consummated its offering of U.S.$200 million aggregate principal amount of 6.625% Senior Notes due 2015.

CCM plans to use the net proceeds from this note offering to fund its tender for any or all of Ps.619.2 million, or approximately U.S.$56.6 million as of May 27, 2005, aggregate principal amount of 8.00% UDI-denominated debentures due 2010; the redemption of U.S.$100.0 million aggregate principal amount of Senior Unsecured Notes due 2010, consisting of U.S.$98.0 million aggregate principal amount Series A Notes at a fixed interest rate of 6.10% and U.S.$2.0 million at aggregate principal amount Series B Notes a fixed interest rate of 6.70%, including a “make-whole” payment equal to approximately U.S.$5.2 million; and the prepayment of Ps.400.0 million, or approximately U.S.$35.8 million as of March 31, 2005, of outstanding borrowings under its bank credit facility. As of yesterday, approximately Ps.529.7 million (equivalent to approximately U.S.$48.4 million) aggregate principal amount of CCM’s 8.00% UDI-denominated debentures had been tendered. The tender offer for the 8.00% UDI-denominated Notes due 2010 expires at 11:00 pm, Mexico City time, on Thursday, June 2, 2005. With this transaction, CCM will extend the average life of its debt portfolio by more than six years.

The 6.625% Senior Notes due 2015 have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release does not set forth all the terms and conditions of the tender offer for the 8.00% UDI-denominated Notes, which was made only pursuant to a Public Offer to Purchase, dated May 17, 2005.

CCM operates one of the largest retail companies in Mexico as well as a chain of family-style restaurants under the name Restaurantes California. Retail operations include a 50% interest in a joint venture with Costco Wholesale Corporation, or “Costco”, which operates a chain of warehouse clubs in Mexico (“Costco de México”). CCM stores sell a wide variety of food items, including basic groceries and perishables, as well as non-food items, including general merchandise and clothing. Food items represented 68.9% of net sales in 2004. As of March 31, 2005, CCM had 180 stores operating under five retailing store formats, with a total selling area of approximately 13.5 million square feet. CCM stores are concentrated primarily in the Mexico City metropolitan area and in the central Mexico region, including Guadalajara, or the Central Region.

This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information - Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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